# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ScanSource, Inc., CIK 0000918965
CUSIP: 806037107
Title of class of securities: Common stock, no par value
Address of issuer's principal executive offices: 6 Logue Court, Greenville, South Carolina (SC), 29615
Date of event which requires filing of this statement: 07/08/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001214659-24-010048
Filed by CIK 0002024273

## Reporting persons
- Alma Consulting & Investments S.L.: type of reporting person: other (OO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Orlando Alonso Villaron: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: ScanSource, Inc.
Address of issuer's principal executive offices: 6 Logue Court, Greenville, South Carolina 29615

## Item 2. Person Filing
Name of person filing:
(1) Alma Consulting & Investments S.L.
(2) Orlando Alonso Villaron
Address of principal business office or, if none, residence:
(1) Calle Moreto 8, Bajo Izquierda, 28014 Madrid, Spain
(2) Calle Moreto 8, Bajo Izquierda, 28014 Madrid, Spain
Citizenship:
(1) Alma Consulting & Investments S.L. is a Sociedad limitada organized under the laws of Spain
(2) Orlando Alonso Villaron is a citizen of Spain.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Alma Consulting & Investments S.L.: 0 shares
(ii) Orlando Alonso Villaron: 0 shares
Percent of class:
(i) Alma Consulting & Investments S.L.: 0.0%
(ii) Orlando Alonso Villaron: 0.0%
Sole power to vote or to direct the vote:
(1) Alma Consulting & Investments S.L.: 0 shares
(2) Orlando Alonso Villaron: 0 shares
Shared power to vote or to direct the vote:
(1) Alma Consulting & Investments S.L.: 0 shares
(2) Orlando Alonso Villaron: 0 shares
Sole power to dispose or to direct the disposition:
(1) Alma Consulting & Investments S.L.: 0 shares
(2) Orlando Alonso Villaron: 0 shares
Shared power to dispose or to direct the disposition:
(1) Alma Consulting & Investments S.L.: 0 shares
(2) Orlando Alonso Villaron: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Alma Consulting & Investments S.L.: /s/ Alma Consulting & Investments S.L., Orlando Alonso Villaron - Sole administrator & Owner (09/11/2025)
- Orlando Alonso Villaron: /s/ Orlando Alonso Villaron, Orlando Alonso Villaron (09/11/2025)